EXHIBIT 12.1

ICAHN ENTERPRISES HOLDINGS L.P. AND SUBSIDIARIES
RATIO OF EARNINGS TO FIXED CHARGES
(In ‘000s, Except Ratio)

	Years Ended December 31,
	2007	2006	2005	2004	2003
Earnings:
Income from continuing operations before income taxes, income (loss) from equity investees and non-controlling interest	$493,158	$999,268	$299,741	$188,783	$(21,469)

Fixed Charges	149,997	99,116	71,787	27,010	12,786

Amortization of capitalized interest	—	—	—	—	—
Total Earnings	$643,155	$1,098,400	$371,528	$215,793	$(8,683)

Fixed Charges:
Interest Expense	$142,390	$89,261	$66,893	$25,747	$12,664

Interest capitalized	—	—	—	—	—

Estimated interest within rental expense	7,607	9,855	4,894	1,263	122

Total Fixed Charges	$149,997	$99,116	$71,787	$27,010	$12,786

Ratio of earnings to fixed charges	4.3	11.1	5.2	8.0	—	(1)

(1) Fixed charges exceeded earnings by $21.5 million in 2003.